ALTERNATIVE MONTHLY REPORT

NATIONAL INSTRUMENT 62-103 THE EARLY WARNING SYSTEM AND

RELATED TAKE-OVER BID AND INSIDER REPORTING ISSUES ("NI 62-103")

RE: ZODIAC EXPLORATION INC. (the “Issuer”)

1.

The name and address of the eligible institutional investor:

Name:

JENNISON ASSOCIATES LLC (“Jennison”)

Address:

466 Lexington Avenue

New York, NY  10017

Tel: (212) 421-1000

Jennison  is  an  indirect  wholly-owned  subsidiary  of  Prudential  Financial, Inc.  (“Prudential”).  This  report  includes  disclosure  regarding  securities owned   or   controlled   by   Jennison.     Securities   of   the   Issuer   owned   or

controlled  by  other  subsidiaries  or  investment  funds  of  Prudential,  if  any, have not been disclosed in reliance on section 5.1 and 5.2 of NI 62-103.

2.

The net increase or decrease in the number or principal amount of securities, and  in  the  eligible  institutional  investor's  securityholding  percentage  in  the  class  of securities,  since  the  last  report  filed  by  the  eligible  institutional  investor  under  Part 4 of National Instrument 62-103 or the early warning requirements:

Jennison is an “investment manager” as defined in NI 62-103.   Jennison is the  investment  manager  for  the  Prudential  Jennison  Natural  Resources Fund,  Inc.  and  the  Natural  Resources  Portfolio,  a  series  of  The  Prudential Series  Fund  (collectively,  the  “Funds”)  and  exercises  control  or  direction over the voting of securities held by the Funds.

On  May  31,  2011,  the  number  of  securities  of  the  Issuer  under  the  control or  direction  of  Jennison  decreased  by  31  million  common  shares  through sales  over  the  TSX  Venture  Exchange  at  $1.12  per  share,  resulting  in  a decrease   in   Jennison's   securityholding   percentage   of   9.2%   from   the percentage  disclosed  in  the  previous  report  (based  on  total  outstanding common shares of 326,316,129 as disclosed by the Issuer).

3.

The   designation   and   number   or   principal   amount   of   securities   and   the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As  at  May  31,  2011,  Jennison  exercises  control  or  direction  over  the voting  of,  on  behalf  of  the  Funds,  over:  (i)  14,390,800  common  shares  of the   Issuer,   and   (ii)   warrants   that   are   exercisable   for   an   additional 31,175,000 common shares of the Issuer.

As   at   May   31,   2011,   Jennison   has   a   securityholding   percentage   of common  shares  of  approximately  12.75%  (assuming  the  exercise  of  the warrants  controlled  by  Jennison  but  not  any  other  outstanding  convertible securities  of  the  Issuer  and  based  on  total  outstanding  common  shares  of 326,316,129 as disclosed by the Issuer).

4.

The   designation   and   number   or   principal   amount   of   securities   and   the percentage   of   outstanding   securities   of   the   class   of   securities   referred   to   in paragraph 3 over which:

(i)

the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors, has ownership and control:

Jennison  exercises,  or  is  deemed  to  exercise,  control  or  direction  over  the securities  referred  to  in  paragraph  3  above  in  its  capacity  as  investment manager  of  the  Funds.   The  Funds,  which  may  be  considered  to  be  joint actors  of  Jennison,  have  beneficial  ownership  of  the  securities  referred  to in paragraph 3 above.   The Funds are not joint actors of each other.

(ii)

the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors,  has  ownership  but  control  is  held  by  other  persons  or  companies  other  than the eligible institutional investor or any joint actor:

Not Applicable.

(iii)      the  eligible  institutional  investor,  either  alone  or  together  with  any  joint actors, has exclusive or shared control but does not have ownership:

Not Applicable.

5.

The  purpose  of  the  eligible  institutional  investor  and  any  joint  actors  in acquiring or disposing of ownership  of,  or  control  over, the  securities,  including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The  securities  of  the  Issuer  referred  to  above  were  acquired  by  Jennison and  the  Funds  for  investment  purposes.   Each  of  Jennison  and  the  Funds expects  to  review  from  time  to  time  its  investment  in  the  Issuer  and  may, depending  on  the  market  and  other  conditions:  (i)  acquire  securities  or related  financial  instruments  of  the  Issuer  in  the  open  market,  in  privately negotiated  transactions  or  otherwise,  and/or  (ii)  dispose  of  all  or  a  portion of the securities or related financial instruments of the Issuer over which it now  or  hereafter  exercises,  or  may  be  deemed  to  exercise,  control  or direction, or owns.

6.

The  general  nature  and  the  material  terms  of  any  agreement,  other  than lending  arrangements,  with  respect  to  securities  of  the  reporting  issuer  entered  into by   thethe   eligibleeligible   institutionalinstitutional   investor,investor,   oror   anyany   jointjoint   actor,actor,   andand   thethe   issuerissuer   ofof   thethe securities  or  any  other  entity  in  connection  with  the  transaction  or  occurrence resulting  inin  thethe  changechange  inin  ownershipownership  oror  controlcontrol  givinggiving  riserise  toto  thethe  report,report,  includingincluding agreements  withwith  respectrespect  toto  thethe  acquisition,acquisition,  holding,holding,  dispositiondisposition  oror  votingvoting  ofof  anyany  ofof the securities:

3

Dispositional  and  voting  authority  over  the  securities  of  the  Issuer  is  held by   Jennison   pursuant   to   investment   sub-advisory   agreements   between Jennison and the advisor to the Funds, Prudential Investments LLC.

7.

The  names  of  any  joint  actors  in  connection  with  the  disclosure  required  by this report:

Jennison and the Funds may be considered to be joint actors in connection with the securities disclosed herein.  The Funds are not joint actors of each other.

8.

If  applicable,  a  description  of  any  change  in  any  material  fact  set  out  in  a previous   report   by   the   eligible   institutional   investor   under   the   early   warning requirements  or  Part  4  of  National  Instrument  62-103  in  respect  of  the  reporting issuer's securities:

On June 3, 2011 Jennison, on behalf of the Funds, exercised the warrants disclosed in paragraph 3 to acquire 31,175,000 additional common shares of the Issuer at an effective exercise price of $1.034 per share.

9.

A  statement  that  the  eligible  institutional  investor  is  eligible  to  file  reports under  Part  4  of  National  Instrument  62-103  in  respect  of  the  reporting  issuer's securities:

Jennison  is  eligible  to  file  reports  under  Part  4  of  NI  62-103  in  respect  of the Issuer’s securities.

The  filing  of  this  document  is  not  an  admission  that  any  entity  named  herein  owns  or controls any described securities or is a joint actor with another named entity.

DATED this

th day of June, 2011.

JENNISON ASSOCIATES LLC

By:

"Mirry Hwang"

Name:     Mirry Hwang

Title:

Senior Vice President and Chief

Legal Officer

Tel:

(212) 421-1000